UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Telik, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

87959M109

(CUSIP Number)

John David Hansen

11588 Sorrento Valley Road, Suite 20

San Diego, CA 92121

Tel: (858) 259-9405

With a copy to:

Jeremy Glaser

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

3570 Carmel Mountain Road, Suite 300

San Diego, CA 92130

(858) 314-1515

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

July 8, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John David Hansen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 704,503[1]
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 704,503[1]
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 704,503[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 5.0%
14	TYPE OF REPORTING PERSON IN

(1)	Consists of an aggregate of 533,589 shares of Telik, Inc. (the “Issuer”) common stock, par value $0.01 per share (the “Common Stock”), and 170,914 shares of Common Stock subject to options exercisable within sixty (60) days of the date of this Schedule 13D.
(2)	The calculation is based on 13,932,937 shares of Common Stock of the Issuer as of July 15, 2014, as reported in the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission (the “SEC”) on July 15, 2014 plus 170,914 shares subject to options exercisable within sixty (60) days of the date of this Schedule 13D held by John David Hansen.

2.

Item 1. Security and Issuer

This Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of Telik, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 11588 Sorrento Valley Road, Suite 20, San Diego, California, 92121.

Item 2. Identity and Background

(a)	This Schedule 13D is being filed by John David Hansen (the “Reporting Person”).

(b), (c)	The Reporting Person is Chairman of the board of directors (the “Board”), President and Chief Executive Officer of Issuer. The business address of the Reporting Person is 11588 Sorrento Valley Road, Suite 20, San Diego, California, 92121.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

On May 12, 2014, the Issuer, Telik, Inc., MabVax Therapeutics, Inc., a Delaware Corporation (“MabVax”) and Tacoma Acquisition Corp., a wholly-owned subsidiary of Issuer, entered into an Agreement and Plan of Merger, as amended in Amendment No. 1 to the Agreement and Plan of Merger, dated June 3, 2014 and Amendment No. 2 to the Agreement and Plan of Merger, dated July 7, 2014 (as amended, the “Merger Agreement”) pursuant to which Tacoma Acquisition Corp. (the “Merger Sub”), merged with and into MabVax Therapeutics, Inc. on July 8, 2014 with MabVax surviving as a wholly-owned subsidiary of Telik (the “Merger”).

In the Merger (i) the 240,000 outstanding shares of MabVax common stock held by the Reporting Person were converted into 533,589 shares of Common Stock (the “Shares”) and (ii) the 135,000 MabVax stock options exercisable for shares of MabVax common stock held by the Reporting Person were converted into 300,142 stock options of Telik, 170,914 of which are exercisable within sixty (60) days of the date of this Schedule 13D, exercisable for shares of the Common Stock (the “Options”), using a common exchange ratio of 2.223284.

Of the 300,142 Options, 100,047 of the Options have an exercise price of $0.09, are fully vested and exercisable and have an expiration date of February 1, 2020 and 200,095 of the Options have an exercise price of $0.18, expire on February 28, 2023 and vest according to the following schedule: twenty-five percent (25%) of the shares subject to the option vest and become exercisable on the one year anniversary measured from March 18, 2013, and the remaining shares subject to the option vest and become exercisable in thirty-six (36) successive, equal monthly installments thereafter, subject to the Reporting Person’s continued employment or services with the Issuer on each such vesting date.

Item 4. Purpose of Transaction

The information set for it Items 2 and 3 hereof is hereby incorporated by reference into this Item 4.

The Reporting Person acquired the Shares and the Options from the Issuer in the Merger pursuant to the terms and conditions of the Merger Agreement on July 8, 2014 in exchange for shares of MabVax Securities. Pursuant to the Merger Agreement, the Issuer and the other parties thereto agreed to use its reasonable best efforts to cause the appointment of the Reporting Person to the Board as soon as practicably possible upon the consummation of the Merger.

Consistent with the purpose of the transaction and the positions held by the Reporting Person as the Chairman of the Board, President and Chief Executive Officer of the Issuer, the Reporting Person has had or may in the future have discussions with fellow members of management, fellow members of the Board and others and may take actions or make suggestions and give advice to the Issuer regarding measures and changes. Such actions, discussions and advice may concern Issuer’s operations, capital structure, strategic and extraordinary transactions, management and governance and other matters that the Reporting Person deems relevant to his positions with the Issuer.

3.

Item 5. Interest in Securities of the Issuer

(a) The Reporting Person beneficially owns or has a right to purchase an aggregate of 704,503 shares of Common Stock, representing approximately 5.0% of the of the Issuer’s issued and outstanding shares of Common Stock calculated based on 13,932,937 shares of the Common Stock outstanding as of July 15, 2014, as reported in the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission (the “SEC”) on July 15, 2014 plus 170,914 shares subject to options exercisable within sixty (60) days of the date of this Schedule 13D held by the Reporting Person. The 704,503 shares of Common Stock is the aggregate of 533,589 shares of Common Stock and 170,914 shares of Common Stock subject to options exercisable within 60 days of the date of this Schedule 13D.

(b) The Reporting Person has the sole voting and dispositive power with respect to 704,503 shares of the Common Stock, including 170,914 shares of Common Stock issuable upon exercise of the stock options within 60 days of the date of this Schedule 13D.

(c) Except as described in Items 3 and 4 of this Schedule 13D, there have been no transactions effected with the respect to the shares of Common Stock held by the Reporting Person within the past 60 days of the date hereof by the Reporting Person.

(d) The Reporting Person has the sole right to receive, or power to direct the receipt of dividends from, or the proceeds of sale of, the shares of Common Stock beneficially owned by him.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set for it Items 3 and 4 hereof is hereby incorporated by reference into this Item 4.

On February 12, 2014, the Reporting Person entered into Lock-Up Agreement with MabVax pursuant to which the Reporting Person is obligated, subject to certain conditions, to refrain from selling, offering to sell, contracting or agreeing to sell, hypothecating, pledging, granting any option to purchase, making any short sale or otherwise disposing of or agree to dispose of, directly or indirectly, any shares of Issuer Common Stock until after July 8, 2015.

Item 7. Material to Be Filed as Exhibits

10.1	Agreement and Plan of Merger, dated May 12, 2014, between Telik, Inc. Tacoma Acquisition Corp., Inc. and MabVax Therapeutics, Inc. (incorporated by reference to Exhibit 2.1 of Telik’s Current Report on Form 8-K filed with the SEC on May 12, 2014).

10.2	Amendment No. 1 to the Agreement and Plan of Merger, dated June 3, 2014, by and among Telik Inc., Tacoma Acquisition Corp. and MabVax Therapeutics, Inc. (incorporated by reference to Exhibit 2.1 of Telik’s Current Report on Form 8-K filed with the SEC on July 1, 2014).

10.3	Amendment No. 2 to the Agreement and Plan of Merger, dated July 7, 2014, by and among Telik Inc., Tacoma Acquisition Corp. and MabVax Therapeutics, Inc. (incorporated by reference to Exhibit 2.1 of Telik’s Current Report on Form 8-K filed with the SEC on July 9, 2014).

10.4	Lock-up Agreement relating to certain Common Stock shares issued pursuant to the Agreement and Plan of Merger.

4.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 18, 2014

/s/ John David Hansen John David Hansen

5.

EXHIBIT INDEX

Exhibit No.	Description

10.1	Agreement and Plan of Merger, dated May 12, 2014, between Telik, Inc. Tacoma Acquisition Corp., Inc. and MabVax Therapeutics, Inc. (incorporated by reference to Exhibit 2.1 of Telik’s Current Report on Form 8-K filed with the SEC on May 12, 2014).

10.2	Amendment No. 1 to the Agreement and Plan of Merger, dated June 3, 2014, by and among Telik Inc., Tacoma Acquisition Corp. and MabVax Therapeutics, Inc. (incorporated by reference to Exhibit 2.1 of Telik’s Current Report on Form 8-K filed with the SEC on July 1, 2014).

10.3	Amendment No. 2 to the Agreement and Plan of Merger, dated July 7, 2014, by and among Telik Inc., Tacoma Acquisition Corp. and MabVax Therapeutics, Inc. (incorporated by reference to Exhibit 2.1 of Telik’s Current Report on Form 8-K filed with the SEC on July 9, 2014).

10.4	Lock-up Agreement relating to certain Common Stock shares issued pursuant to the Agreement and Plan of Merger.

6.